APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Black Turtle Coffee, LLC
Balance Sheet - unaudited
For the period ended 08/31/21

	Current Period
	31-Aug-21
ASSETS	
Current Assets:	
Cash	$ -
Accounts Receivables	-
Inventory	-
Total Current Assets	-
Fixed Assets:	
Buildings	-
Vehicles	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-

Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, Selena Gabrielle, certify that:

1. The financial statements of Black Turtle Coffee included in this Form are true and complete in all material respects; and
2. The tax return information of Black Turtle Coffee has not been included in this Form as Black Turtle Coffee was formed on 07/20/2021 and has not filed a tax return to date.

Signature   *Selena Gabrielle*

Name: Selena Gabrielle

Title: Co-Founder